Exhibit (a)(5)

CONTACT:

Jon W. Clark
Chief Financial Officer
(212) 297-1000
-Or-
Julia M. Rivera
Investor Relations
(212) 297-1000

Gramercy Capital Corp. Announces Offer to Purchase Series A Preferred Shares

New York, NY — October 1, 2010 — Gramercy Capital Corp. (NYSE: GKK) (the “Company”) today announced that it has commenced an offer (the “Offer”) to purchase up to 4,000,000 shares of the Company’s 8.125% Series A Cumulative Redeemable Preferred Stock (the “Series A Shares”) for $15.00 per Series A Share, net to seller in cash. The Offer will expire at 5:00 p.m., New York City time, on October 29, 2010, unless extended or terminated by the Company.

Prior to launching the Offer, the Company’s representatives had discussions with a holder believed to be the largest beneficial owner, representing more than 20% of the Series A Shares outstanding. In those discussions, the Company’s representatives were advised that the holder is supportive of the Offer and intends to participate.

Holders who tender their Series A Shares may withdraw such shares at any time prior to the expiration of the Offer. In addition, after the expiration of the Offer, holders may withdraw any shares that were tendered but not accepted for purchase within 40 business days after the commencement of the Offer.

The Company’s Board of Directors is not making any recommendation to the holders of Series A Shares as to whether or not they should tender their Series A Shares pursuant to the Offer. Holders must make their own decision regarding how many Series A Shares they tender, if any.

The Company has retained Citigroup Global Markets Inc. to act as the Dealer Manager, and D.F. King & Co., Inc. to serve as Information Agent and Depositary, in connection with the Offer. Requests for documents may be directed to D.F. King & Co. Inc. at (800) 859-8508. Questions regarding the Offer may be directed to Citigroup Global Markets Inc. at (800) 558-3745.

This announcement is neither an offer to purchase nor a solicitation of an offer to sell Series A Shares. The Company has filed a Schedule TO with the Securities and Exchange Commission, accompanied by the Offer to Purchase, the Letter of Transmittal and various other documents, which set forth the terms of and conditions to the Offer. The Schedule TO, Offer to Purchase, Letter of Transmittal and other documents will contain important information which should be read carefully before any decision is made with respect to the Offer. The Offer to Purchase, Letter of Transmittal and certain other documents will be made available to all holders of Series A Shares, at no expense to them. The Schedule TO and the documents filed with it, including the Offer to Purchase and the Letter of Transmittal, are available for free at the SEC’s website, www.sec.gov.

Company Profile

Gramercy Capital Corp. is a self-managed integrated commercial real estate finance and property investment company whose Gramercy Finance division focuses on the direct origination, acquisition and portfolio management of whole loans, subordinate interests in whole loans, mezzanine loans, preferred equity, commercial mortgage-backed securities and other real estate securities, and whose Gramercy Realty division targets commercial properties leased primarily to financial institutions and affiliated users throughout the United States. The Company is headquartered in New York City, and has regional investment and portfolio management offices in Jenkintown, Pennsylvania, Charlotte, North Carolina and St. Louis, Missouri.

To review the Company’s latest news releases and other corporate documents, please visit the Company’s website at www.gkk.com or contact Investor Relations at 212-297-1000.

Forward-looking Information

This press release contains forward-looking information based upon the Company’s current best judgment and expectations. Actual results could vary from those presented herein. The risks and uncertainties associated with forward-looking information in this release include the reduction in cash flows received from the Company’s investments, in particular its CDOs and the Gramercy Realty portfolio; the ability of the Company’s Gramercy Realty division to renegotiate the terms of its mortgage and mezzanine loan obligations; compliance with financial covenants; the adequacy of the Company’s cash reserves, working capital and other forms of liquidity; maintenance of liquidity needs, including balloon debt payments; the success or failure of the Company’s efforts to implement its current business strategy; the strength of the commercial finance and real estate property markets, and the banking industry specifically; competitive market conditions; the ability to raise debt and equity capital; unanticipated administrative costs; general and local economic conditions; interest rates; capital and credit market conditions; bankruptcies and defaults of borrowers or tenants in the Company’s properties or properties securing the Company’s debt investments; the resolution of the Company’s non-performing and sub-performing assets and any loss the Company might recognize in connection with such investments; management changes; compliance with over-collateralization and interest coverage tests in the Company’s CDOs; and other factors that are beyond the Company’s control, including those listed in the Company’s Annual Report on Form 10-K and in the Company’s Quarterly Reports on Form 10-Q. The Company undertakes no obligation to publicly update or revise any of the forward-looking information. For further information, please refer to the Company’s filings with the Securities and Exchange Commission.